UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 18, 2025: Euroseas Ltd. Reports Results for the Quarter and Nine-Month Period Ended September 30, 2025, Declares Quarterly Dividend and Announces Multi-Year Forward Charters for Five of Its Vessels Including its Four Vessels Under Construction.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding four paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 19, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter and Nine-Month Period Ended September 30, 2025, Declares Quarterly Dividend and Announces Multi-Year Forward Charters for Five of Its Vessels Including its Four Vessels Under Construction

Maroussi, Athens, Greece – November 18, 2025 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine-month periods ended September 30, 2025.

Third Quarter 2025 Financial Highlights:

•

Total net revenues of $56.9 million. Net income of $29.7 million or $4.27 and $4.25 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $29.6 million or $4.26 and $4.23 per share basic and diluted.

•

Adjusted EBITDA1 was $38.8 million.

•

An average of 22.0 vessels were owned and operated during the third quarter of 2025 earning an average time charter equivalent rate of $29,284 per day.

•

Declared a quarterly dividend of $0.70 per share for the third quarter of 2025 payable on or about December 16, 2025 to shareholders of record on December 9, 2025 as part of the Company’s common stock dividend plan.

•

As of November 18, 2025 we had repurchased 466,374 of our common stock in the open market for a total of about $10.5 million, under our share repurchase plan of up to $20 million announced in May 2022 and renewed in May 2025.

Nine Months 2025 Financial Highlights:

•

Total net revenues of $170.5 million. Net income of $96.5 million or $13.90 and $13.84 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $85.0 million or $12.25 and $12.19 per share basic and diluted, respectively.

•

 Adjusted EBITDA1 was $115.2 million.

•

An average of 22.6 vessels were owned and operated during the first nine months of 2025 earning an average time charter equivalent rate of $28,735 per day.

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Recent developments:

•

As previously announced, the Company on May 14, 2025, signed an agreement to sell M/V Marcos V, an 6,350 teu intermediate containership, built in 2005. The vessel was sold to an unaffiliated third party, for approximately $50.0 million. The vessel was delivered to its buyers on October 20, 2025. The Company recorded a gain on the sale of approximately $9.3 million which has been recorded on delivery of the vessel in October 2025.

•

The Company also announces forward charters for five of its vessels:

-

For M/V Synergy Oakland, in direct continuation of the current charter for a minimum of 34 and a maximum of 38 months with the new charter rate of $33,500 per day to commence on May 14, 2026.

-

For the four intermediate vessels under construction with expected delivery dates in July and October 2027 and March and May 2028, charters for a minimum of 47 and a maximum of 49 months at a rate of $35,500 per day starting upon delivery of the vessels. The charterer has the option until November 17, 2026, to convert the 4-year charters to 5-year charters (minimum 59 and maximum 61 months) for a rate for all five years of $32,500 per day.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the third quarter of 2025 as well as during the months of October and November to-date, containership rates maintain their high levels. Opposite to the charter markets, container freight rates declined reaching two-year low levels by late September but have recovered significantly since. Chartering activity for the segments we operate was somewhat lower during the same period as compared to the previous months mainly due to the summer slowdown and lack of vessel availability but charterer interest has remained strong, especially during October and November, as also evidenced by the charters we have just concluded.

“Today, we are extremely happy to report new forward charter contracts for five of our vessels of intermediate size, our M/V Synergy Oakland and all four vessels of our newbuilding program.  M/V Oakland will contribute almost $25 million of EBITDA over its minimum charter period, while each of our newbuildings almost $40 million of EBITDA over its minimum period for a total of a minimum $183 million of EBITDA during the charter period. These charters greatly increase our revenue and earnings visibility and increase our charter coverage to about 75% for 2026 and in excess of 50% in 2027; furthermore, they provide us with contracted revenues well into 2032.

“We are pleased to report a very profitable third quarter with earnings per share exceeding the levels reported in the second quarter of 2025 as well as the levels of the same period of last year. Our entire fleet is chartered at very profitable rates with our charter coverage for 2026 being about 70% and with many of our contracts extending into 2028. Given this contracted charter backlog and, even if we assume very conservative rates for our charter renewals, we expect to continue reporting very strong earnings in the quarters to come.

“While our contract coverage is shielding us from near- and medium-term market changes, especially with addition of the above-mentioned contracts, the overall containership market has to deal with a couple of challenges. Such challenges include the absorption of the high orderbook in the large containership segments and the eventual resumption of traffic through the Suez Canal which would “release” a number of ships due to shorter trade hauls. However, contrary to the large vessels, the feeder and intermediate sectors within which we operate have significantly older age profiles and very small orderbooks which are likely to result in declining fleets for those segments over the next couple of years and, thus, provide an advantage for owners of such ships like us.

“Of course, geo-political, regulatory, economic and trade related factors weigh in as well and are the source of the uncertainty we and other containership owners have to cope with.  Within this setting, we are determined to keep growing Euroseas into a significant owner of feeder and intermediate containerships with an environmentally friendly footprint. In that direction, we continue our newbuilding program with the four vessels we have ordered, expand our vessel retrofit program for our middle-aged intermediate units and we continuously evaluate accretive investment opportunities to take advantage of. In parallel, we reward our shareholders providing them with a dividend of $0.70 per share representing a yield of about 5% and are utilizing our share repurchase plan when we feel our shares trade significantly below their net asset value.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented:

“In the third quarter of 2025 the Company operated an average of 22.0 vessels, versus 23.0 vessels during the same period last year. Our net revenues increased to $56.9 million in the third quarter of 2025 compared to $54.1 million during the same period of last year, a result of the increased average charter rates our vessels earned during the third quarter of 2025 compared to the same quarter of last year. At the same time, total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, during the third quarter of 2025, averaged $7,246 per vessel per day, at the same levels compared to the same period of last year and $7,386 per vessel per day for the first nine months of 2025 as compared to $7,452 per vessel per day for the same period of 2024. The decreased operating expenses in the recent periods are attributable to the significantly lower daily operating costs of the new building vessels delivered to the Company gradually within the past two years partly offset by the falling value of the usd and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros.

“Adjusted EBITDA during the third quarter of 2025 was $38.8 million versus $36.1 million in the third quarter of last year, and $115.2 million versus $102.9 million for the respective nine-month periods of 2025 and 2024.

“As of September 30, 2025, our outstanding debt (excluding the unamortized loan fees) was $224.0 million versus unrestricted and restricted cash of $112.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $20.4 million (excluding the unamortized loan fees).”

Third Quarter 2025 Results:

For the third quarter of 2025, the Company reported total net revenues of $56.9 million representing a 5.1% increase over total net revenues of $54.1 million during the third quarter of 2024. On a per-vessel-per-day basis, our vessels earned a 10.7% higher average charter rate in the third quarter of 2025 as compared to the same period of 2024.  The Company reported a net income for the period of $29.7 million, as compared to a net income of $27.6 million, for the third quarter of 2024. On average, 22.0 vessels were owned and operated during the third quarter of 2025 earning an average time charter equivalent rate of $29,284 per day compared to 23.0 vessels in the same period of 2024 earning on average $26,446 per day.

Voyage expenses, net for the third quarter of 2025 amounted to $0.5 million and relate to owners’ expenses incurred in various ports. For the same period of 2024, voyage expenses amounted to $0.8 million and relate to owners’ expenses incurred in various ports.

Vessel operating expenses for the third quarter of 2025 amounted to $11.5 million as compared to $11.8 million for the same period of 2024. The decreased amount is mainly due to the lower number of vessels owned and operated in the third quarter of 2025 compared to the same period of 2024.

Vessel depreciation for the third quarter of 2025 amounted to $6.5 million compared to $6.7 million for the same period of 2024 due to the decreased number of vessels in the Company’s fleet in the third quarter of 2025 compared to the same period of 2024.

Related party management fees for the three months ended September 30, 2025, were $2.0 million at the same levels compared to the same period of 2024 due to the lower number of vessels in our fleet partly offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros.

General and administrative expenses amounted to $1.2 million for the third quarter of 2025 compared to $1.4 million for the third quarter of 2024, due to the decreased professional fees and decreased cost for our stock incentive plan.

In the third quarter of 2025 one of our vessels completed her special survey with drydock for a total cost of $2.7 million. In the corresponding period of 2024 one of our vessels entered drydock to commence her special survey, that was completed in the following quarter, for a total cost of $0.8 million.

Total interest and other financing costs for the third quarter of 2025 amounted to $3.7 million, compared to $4.2 million, of which $1.0 million relates to interest charged and capitalized in relation to our newbuilding program for the third quarter of 2024. This decrease is due to the interest charged and capitalized in relation to our newbuilding program for the third quarter of 2024, partly offset by the increased amount of debt of our bank loans in the current period compared to the same period of 2024.

For the three months ended September 30, 2025, the Company recognized a $0.01 million net gain on its interest rate swap contract, comprising $0.04 million unrealized loss from the mark-to-market valuation of our outstanding interest rate swap and a realized gain of $0.05 million. For the three months ended September 30, 2024, the Company recognized a $0.4 million net loss on its interest rate swap contract, comprising $0.5 million unrealized loss from the mark-to-market valuation of our outstanding interest rate swap and a realized gain of $0.1 million.

Adjusted EBITDA1 for the third quarter of 2025 increased to $38.8 million compared to $36.1 million achieved during the third quarter of 2024, primarily due to the increase in revenues.

Basic and diluted earnings per share for the third quarter of 2025 were $4.27 and $4.25, respectively, calculated on 6,946,512 and 6,980,401 basic and diluted weighted average number of shares outstanding, compared to $3.97 and $3.95, respectively, calculated on 6,953,831 and 6,992,363 basic and diluted weighted average number of shares outstanding.

The adjusted earnings attributable to common shareholders for the quarter ended September 30, 2025 would have been $4.26 and $4.23 per share basic and diluted, respectively, compared to adjusted earnings of $3.94 and $3.92 per share basic and diluted, respectively, for the quarter ended September 30, 2024. Usually, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Nine Months 2025 Results:

For the first nine months of 2025, the Company reported total net revenues of $170.5 million representing a 6.8% increase over total net revenues of $159.6 million during the first nine months of 2024, mainly as a result of the increased number of vessels owned and operated in the first nine months of 2025 compared to the corresponding period of 2024 and the decrease in the scheduled off hire days in the first nine months of 2025 compared to the same period of 2024. The Company reported a net income for the period of $96.5 million, as compared to a net income of $88.4 million for the first nine months of 2024. On average, 22.6 vessels were owned and operated during the first nine months of 2025 earning an average time charter equivalent rate of $28,735 per day compared to 21.3 vessels in the same period of 2024 earning on average $28,624 per day.

Voyage expenses, net for the nine-month period of 2025 amounted to $1.0 million as compared to voyage expenses, net of $1.6 million for the same period of 2024. The increased amount of 2024 is mainly attributable to bunkers consumption by four of our vessels (M/V “Synergy Antwerp”, M/V “Synergy Oakland”, M/V “Synergy Keelung” and M/V “Marcos V”) during their drydock period partly offset by a gain on bunkers from the sale of M/V “EM Astoria”.

Vessel operating expenses for the nine-month period of 2025 amounted to $35.2 million as compared to $34.3 million for the same period of 2024. The increased amount is mainly due to the higher average number of vessels owned and operated in the nine months of 2025 compared to the same period of 2024, partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the new building vessels delivered to the Company gradually within the past two years.

Vessel depreciation expense for the first nine months of 2025 was $21.8 million compared to $18.9 million during the same period of 2024, due to the increased number of vessels in the Company’s fleet.

Related party management fees for the nine months ended September 30, 2025, were $5.9 million compared to $5.3 million for the same period of 2024 as a result of the higher number of vessels in our fleet, and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros.

General and administrative expenses amounted to $4.4 million for the nine-month period ended September 30, 2025, as compared to $3.7 million for the same period of 2024. This increase is mainly attributable to the increased cost of our stock incentive plan and increased professional fees during the period.

During the nine-month period ended September 30, 2025, other operating income amounted to $0.12 million, relating to loss of hire insurance received for one of our vessels. No such case existed in the nine-month period ended September 2024.

In the first nine months of 2025 three of our vessels completed extensive repairs afloat and one of our vessels completed her special survey with drydock for a total cost of approximately $6.2 million. In the first nine months of 2024 four of our vessels completed their special survey with drydock and another one entered the shipyard to commence her special survey that was completed in the fourth quarter of 2024 for a total cost of approximately $8.1 million.

The results of the Company for the first nine months of 2025 include a $10.2 million gain on sale of M/V “Diamantis” that was completed in January 2025. The results of the Company for the first nine months of 2024 include a $5.7 million gain on sale of M/V “EM Astoria” that was completed in June 2024.

Total interest and other financing costs for the first nine months of 2025 amount to $11.7 million, of which $0.1 million relates to interest charged and capitalized in relation to our newbuilding program, compared to $10.7 million, of which $3.6 million relate to interest charged and capitalized in relation to our newbuilding program for the same period of 2024. This increase is due to the increased amount of debt in the current period compared to the same period of 2024.

For the nine months ended September 30, 2025 the Company recognized a $0.2 million realized gain and a $0.4 million unrealized loss for a total of $0.2 million loss on its interest rate swap contract. For the nine months ended September 30, 2024 the Company recognized a $0.3 million realized gain and a $0.2 million unrealized gain for a total of $0.5 million gain on its interest rate swap contract.

Adjusted EBITDA1 for the first nine months of 2025 was $115.2 million compared to $102.9 million for the first nine months of 2024.

Basic and diluted earnings per share for the first nine months of 2025 were $13.90 and $13.84, respectively, calculated on 6,939,077 and 6,969,992 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $12.75 and $12.66 for the first nine months of 2024, respectively, calculated on 6,933,572 and 6,980,196 basic and diluted weighted average number of shares outstanding.

 The adjusted earnings per share for the nine-month period ended September 30, 2025 would have been $12.25 and $12.19 basic and diluted, respectively, compared to adjusted earnings of $11.57 and $11.49 per share basic and diluted, respectively, for the same period in 2024. As mentioned above, security analysts usually include Adjusted Net Income in their determination of published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of November 18, 2025, is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
SYNERGY BUSAN(*)	Intermediate	50,727	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(*)	Intermediate	50,727	4,253	2008	TC until May-28	$35,500
SYNERGY OAKLAND(*)	Intermediate	50,788	4,253	2009	TC until May-26 Then until Mar-2029	$42,000 $33,500
SYNERGY KEELUNG(*)	Intermediate	50,697	4,253	2009	TC until Jun-28	$35,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Sep-28	$38,000
RENA P(*)	Intermediate	50,765	4,250	2007	TC until Aug-28	$35,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	38,733	2,800	2024	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	38,733	2,800	2024	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	38,733	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z(*)	Feeder	38,733	2,800	2024	TC until Mar-26	$20,000
DEAR PANEL (*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
SYMEON P(*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
PEPI STAR(*)	Feeder	22,563	1,800	2024	TC until Jun-26	$24,250
EVRIDIKI G(*)	Feeder	34,654	2,556	2001	TC until Apr-26	$29,500
EM CORFU(*)	Feeder	34,649	2,556	2001	TC until Aug-26	$28,000
MONICA (*)	Feeder	22,563	1,800	2024	TC until May-27	$23,500
STEPHANIA K(*)	Feeder	22,563	1,800	2024	TC until May-26	$22,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P(*)	Feeder	23,732	1,740	2006	TC until Nov-25 TC until Oct-26	$20,000 $25,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-27	$19,000
Total Container Carriers on the Water	21	786,362	61,144

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
ELENA (H1711) (**)	Intermediate	56,266	4,484	Q3 2027	TC until Jun-31	$35,500
NIKITAS G (H1712) (**)	Intermediate	56,266	4,484	Q4 2027	TC until Sep-31	$35,500
YZJ2024-H1768 (**)	Intermediate	56,266	4,484	Q1 2028	TC until Feb-32	$35,500
YZJ2027-H1769(**)	Intermediate	56,266	4,484	Q2 2028	TC until Apr-32	$35,500
Total under construction	4	225,063	17,936

Notes:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

The charterer has the option until Nov-2026 to extend the charters by one year with the rate for the five-year period becoming $32,500/day.

Summary Fleet Data:

	Three Months, Ended September 30, 2024	Three Months, Ended September 30, 2025	Nine Months, Ended September 30, 2024	Nine Months, Ended September 30, 2025
FLEET DATA
Average number of vessels (1)	23.0	22.0	21.3	22.6
Calendar days for fleet (2)	2,098.0	2,024.0	5,816.0	6,157.0
Scheduled off-hire days incl. laid-up (3)	10.9	39.2	110.2	69.0
Available days for fleet (4) = (2) - (3)	2,087.1	1,984.8	5,705.8	6,088.0
Commercial off-hire days (5)	-	-	3.7	-
Operational off-hire days (6)	4.7	1.6	12.1	19.5
Voyage days for fleet (7) = (4) - (5) - (6)	2,082.4	1,983.2	5,690.0	6,068.5
Fleet utilization (8) = (7) / (4)	99.8%	99.9%	99.7%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.9%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.8%	99.9%	99.8%	99.7%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	26,446	29,284	28,624	28,735
Vessel operating expenses excl. drydocking expenses (12)	6,591	6,648	6,807	6,675
General and administrative expenses (13)	658	598	645	711
Total vessel operating expenses (14)	7,249	7,246	7,452	7,386
Drydocking expenses (15)	392	1,349	1,384	1,006

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Later today, November 18, 2025, at 10:00 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID

13757174.Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

 There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

 The slide presentation for the third quarter ended September 30, 2025, will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2024	2025	2024	2025

Revenues
Time charter revenue	55,375,268	58,547,672	163,958,883	175,341,317
Voyage Charter revenue	473,055	-	473,055	-
Commissions	(1,702,162)	(1,641,250)	(4,842,817)	(4,855,081)
Net revenues	54,146,161	56,906,422	159,589,121	170,486,236

Operating expenses / (income)
Voyage expenses	777,998	471,640	1,561,278	965,495
Vessel operating expenses	11,799,681	11,451,284	34,308,086	35,183,722
Drydocking expenses	822,536	2,730,669	8,051,847	6,192,097
Vessel depreciation	6,679,834	6,534,052	18,941,809	21,838,073
Related party management fees	2,028,191	2,003,741	5,283,460	5,911,771
General and administrative expenses	1,380,338	1,209,856	3,748,554	4,377,424
Other operating income	-	-	-	(120,000)
Gain on sale of vessel	-	-	(5,690,794)	(10,230,210)
Total operating expenses, net	23,488,578	24,401,242	66,204,240	64,118,372

Operating income	30,657,583	32,505,180	93,384,881	106,367,864

Other (expenses) / income
Interest and other financing costs	(3,255,595)	(3,686,216)	(7,109,965)	(11,563,617)
(Loss) / gain on derivative, net	(436,869)	8,506	543,839	(221,428)
Foreign exchange loss	(29,862)	(50,053)	(11,546)	(133,615)
Interest income	697,836	918,654	1,576,652	2,023,378
Other expenses, net	(3,024,490)	(2,809,109)	(5,001,020)	(9,895,282)
Net income	27,633,093	29,696,071	88,383,861	96,472,582
Weighted average number of shares outstanding, basic	6,953,831	6,946,512	6,933,572	6,939,077
Earnings per share, basic	3.97	4.27	12.75	13.90
Weighted average number of shares outstanding, diluted	6,992,363	6,980,401	6,980,196	6,969,992
Earnings per share, diluted	3.95	4.25	12.66	13.84

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	September 30, 2025

ASSETS
Current Assets:
Cash and cash equivalents	73,739,504	100,210,876
Trade accounts receivable, net	4,551,077	8,298,794
Other receivables	775,793	1,475,052
Inventories	3,191,140	2,667,777
Restricted cash	926,823	5,877,267
Prepaid expenses	1,338,031	1,446,547
Derivative	184,392	77,789
Asset held for sale	-	39,975,851
Total current assets	84,706,760	160,029,953
Fixed assets:
Vessels, net	443,386,898	472,553,374
Long-term assets:
Advances for vessels under construction	56,924,663	35,883,524
Restricted cash	6,000,000	6,300,000
Derivative	200,636	-
Total assets	591,218,957	674,766,851

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term debt, current portion	36,930,532	20,001,932
Trade accounts payable	5,735,830	5,220,171
Accrued expenses	4,482,282	8,918,435
Accrued dividends	121,030	156,260
Deferred revenue	8,237,629	4,133,976
Due to related company	1,662,306	1,098,433
Advance received for asset held for sale	-	5,000,000
Total current liabilities	57,169,609	44,529,207

Long-term liabilities:
Long-term debt, net of current portion	168,473,386	202,088,248
Fair value of below market time charters Acquired	2,626,130	-
Derivative	-	73,593
Total long-term liabilities	171,099,516	202,161,841
Total liabilities	228,269,125	246,691,048

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,047,537 and 7,006,612, issued and outstanding)	211,426	210,198
Additional paid-in capital	258,887,424	258,909,692
Retained earnings	103,850,982	168,955,913
Total shareholders’ equity	362,949,832	428,075,803
Total liabilities and shareholders’ equity	591,218,957	674,766,851

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2024	2025

Cash flows from operating activities:
Net income	88,383,861	96,472,582
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	18,941,809	21,838,073
Amortization of deferred charges	381,588	375,586
Share-based compensation	1,070,587	1,328,173
Gain on sale of vessel	(5,690,794)	(10,230,210)
Amortization of fair value of below market time charters acquired	(3,708,864)	(2,626,130)
Unrealized (gain) / loss on derivative	(247,867)	380,832
Changes in operating assets and liabilities	(6,243,946)	(4,843,484)
Net cash provided by operating activities	92,886,374	102,695,422

Cash flows from investing activities:
Cash paid for vessels under construction	(153,615,913)	(74,342,847)
Cash paid for vessel acquisitions and vessel improvements	(4,544,086)	(2,379,727)
Advance received for asset held for sale	-	5,000,000
Net proceeds from sale of a vessel	10,146,400	12,875,660
Net cash used in investing activities	(148,013,599)	(58,846,914)

Cash flows from financing activities:
Cash paid for share repurchase	-	(1,307,133)
Dividends paid	(12,533,010)	(14,000,695)
Loan arrangement fees paid	(1,398,700)	(429,000)
Proceeds from long- term debt	114,400,000	52,000,000
Repayment of long-term debt	(25,369,793)	(35,260,323)
Cash retained by Euroholdings Ltd. at spin-off	-	(13,129,541)
Net cash provided by / (used in) financing activities	75,098,497	(12,126,692)

Net increase in cash, cash equivalents and restricted cash	19,971,272	31,721,816
Cash, cash equivalents and restricted cash at beginning of period	64,316,298	80,666,327
Cash, cash equivalents and restricted cash at end of period	84,287,570	112,388,143

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2024	2025
Cash breakdown
Cash and cash equivalents	77,340,745	100,210,876
Restricted cash, current	46,825	5,877,267
Restricted cash, long term	6,900,000	6,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	84,287,570	112,388,143

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025
Net income	27,633,093	29,696,071	88,383,861	96,472,582
Interest and other financing costs, net (incl. interest income)	2,557,759	2,767,562	5,533,313	9,540,239
Vessel depreciation	6,679,834	6,534,052	18,941,809	21,838,073
Gain on sale of vessel	-	-	(5,690,794)	(10,230,210)
Amortization of fair value of below market time charters acquired	(1,245,312)	(176,115)	(3,708,864)	(2,626,130)
Loss / (Gain) on interest rate swap derivative, net	436,869	(8,506)	(543,839)	221,428
Adjusted EBITDA	36,062,243	38,813,064	102,915,486	115,215,982

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, loss /(gain) on interest rate swap derivative, net, gain on sale of vessel and amortization of fair value of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by generally accepted accounting principles in the United States, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, (gain) / loss on interest rate swap, gain on sale of vessel, depreciation and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025
Net income	27,633,093	29,696,071	88,383,861	96,472,582
Unrealized loss / (gain) on derivative	535,162	38,748	(247,867)	380,832
Gain on sale of vessel	-	-	(5,690,794)	(10,230,210)
Amortization of fair value of below market time charters acquired	(1,245,312)	(176,115)	(3,708,864)	(2,626,130)
Vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	505,804	-	1,499,928	994,124
Adjusted net income	27,428,747	29,558,704	80,236,264	84,991,198
Adjusted earnings per share, basic	3.94	4.26	11.57	12.25
Weighted average number of shares, basic	6,953,831	6,946,512	6,933,572	6,939,077
Adjusted earnings per share, diluted	3.92	4.23	11.49	12.19
Weighted average number of shares, diluted	6,992,363	6,980,401	6,980,196	6,969,992

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized loss / (gain) on derivative, gain on sale of vessel, amortization of fair value of below market time charters acquired and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all noncash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 21 vessels, including 15 Feeder containerships and 6 Intermediate containerships. Euroseas 21 containerships have a cargo capacity of 61,144 teu. After the delivery of four intermediate containership newbuildings in 2027 and 2028, respectively, Euroseas’ fleet will consist of 25 vessels with a total carrying capacity of 79,080 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com